Bridgewater Place • Post Office Box 352

Grand Rapids, Michigan 49501-0352

 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com

March 12, 2010

Filed Via Edgar

Ms. Kathryn McHale

Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

            Re:      Independent Bank Corporation

                        Registration Statement on Form S-4

                        Filed on January 27, 2010

                        File No. 333-164546

Dear Ms. McHale:

            On behalf of Independent Bank Corporation, a Michigan corporation ("IBC"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated February 23, 2010 with respect to the above-referenced registration statement on Form S-4, filed by IBC on January 27, 2010 (the "Registration Statement"), in connection with the proposed offer by IBC to exchange shares of its common stock, par value $1.00 per share ("Common Shares"), for any and all of the $90,100,000 in aggregate liquidation preference of the outstanding trust preferred securities (the "Trust Preferred Securities") of IBC Capital Finance II, IBC Capital Finance III, IBC Capital Finance IV, and Midwest Guaranty Trust I, on the terms and subject to the conditions set forth in the Registration Statement.

            In connection with this response, IBC is also filing with the Commission Amendment No. 1 to the Registration Statement (the "Amendment") which reflects the responses set forth below, as appropriate.

            To facilitate the Staff's review, this letter includes each of the Staff's comments in bold followed by a response to the Staff's comments. Capitalized terms used in the Amendment and used in the following responses without definition have the meanings specified in the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

March 12, 2010

Registration Statement on Form S-1 [sic]

General

1.         Please file all missing exhibits with your next amendment.

            We intend to file all missing exhibits in our next amendment to the Registration Statement. (We confirmed this intent via a telephone call with your office.) On behalf of IBC, we acknowledge all missing exhibits must be filed prior to the Registration Statement being declared effective.

2.         Please tell us whether you believe each of the series of securities is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E.  If you revise to indicate that each Trust Preferred exchange offer constitutes a separate tender offer for a separate class of security, please revise the cover page table to state the minimum and maximum amount of securities that potentially may be purchased from each such class.

            We do believe the four issuances of Trust Preferred Securities described in the Registration Statement constitute separate classes of securities; however, we do not necessarily believe the exchange offers with respect to the Trust Preferred Securities issued by IBC Capital Finance III, IBC Capital Finance IV, or Midwest Guaranty Trust I constitute "tender offers" for purposes of Regulation 14E.  Nonetheless, we have added a disclosure following the cover page table to state the minimum and maximum amount of securities that potentially may be purchased from each of the four classes.   We have not added this information directly to the cover page table itself because we believe doing so will make it more difficult to understand the information in the table, without a resulting benefit to holders of Trust Preferred Securities.  This is because of the high likelihood that IBC will be able to accept all Trust Preferred Securities tendered for exchange and the resulting low importance to holders of the information regarding minimum and maximum amounts that could be accepted.

            We do not believe Rule 13e-4 is applicable to the exchange offer for any of the four classes.  See our response to Staff Comment 3 below.

3.         Please confirm that you will file a Schedule TO-I in connection with this exchange offer as soon as practicable on the date of commencement.  Refer to Rule 13e-4(c)(2).  Alternatively, please provide us with a brief legal analysis explaining why Independent Bank, as the stated offeror, is not required to make a Schedule TO-I filing.

Securities and Exchange Commission

Division of Corporation Finance

March 12, 2010

            IBC does not intend to file a Schedule TO-I in connection with the exchange offers because we believe Rule 13e-4 is not applicable to the exchange offers as the Trust Preferred Securities are not "equity securities" within the meaning of Rule 13e-4.

            The Trust Preferred Securities represent, for all substantive purposes, a pass-through of the economics of the junior subordinated debt instrument issued by IBC to each of the applicable trusts.  Each class of the Trust Preferred Securities was created when IBC deposited a single series of its junior subordinated debt into the applicable trust.  Each such trust then issued its preferred instruments to investors.  The debt instrument issued by IBC to each trust represents the trust's only asset.  The trust does not also invest in or hold debt or other instruments issued by third parties.  As a result, the Trust Preferred Securities represent, for all substantive purposes, merely a pass-through of the economics of the junior subordinated debt issued by IBC to the trust.  In fact, IBC has the right at any time, subject to regulatory approval, to dissolve the trust and distribute the underlying junior subordinated debt to holders of the Trust Preferred Securities in exchange for, and resulting in the cancellation of, the Trust Preferred Securities.  The holders of the Trust Preferred Securities have no discretion or ability to block this exchange and receive no other compensation or consideration upon its occurrence.  The holders of the Trust Preferred Securities are looking only to the credit of IBC when making an investment decision.  The Trust Preferred Securities are not convertible in any way into common or preferred stock of IBC.

The Staff has taken the position that preferred securities issued by a trust that represent an interest in debt issued by a single obligor qualify as debt securities for purposes of the Trust Indenture Act.  See SEC Division of Corporation Finance, Compliance and Disclosure Interpretations: Trust Indenture Act of 1939 (#101.04) (March 30, 2007) (Staff distinguishes between traditional preferred stock, which are not considered to be debt securities, and traditional trust preferred securities).  Each of the four IBC trust subsidiaries are qualified under the Trust Indenture Act.  In addition, the Staff has taken the position that, for purposes of determining the eligibility of an issuer to use Form S-3, trust preferred securities similar to the Trust Preferred Securities should be treated as indebtedness of the registrant.  See SEC Division of Corporation Finance, Compliance and Disclosure Interpretations:  Securities Act Forms (#215.10) (April 24, 2009).  (That interpretation was given despite the fact that the trust preferred securities at issue were convertible into the registrant's common stock.)

            Moreover, the Trust Preferred Securities are treated as debt for other purposes as well.  The Trust Preferred Securities are treated as debt securities and not equity for regulatory accounting purposes, for tax purposes, and pursuant to generally accepted accounting principles (GAAP).

            We are unaware of any position by the Staff that would treat traditional trust preferred securities as equity securities for purposes of Rule 13e-4.

Securities and Exchange Commission

Division of Corporation Finance

March 12, 2010

            For the forgoing reasons, the Trust Preferred Securities should appropriately be treated as debt and not equity securities for purposes of Rule 13e-4.

4.         We note that you intend to determine the final exchange ratio on the Expiration Date of the offer.  Please revise to describe how the Exchange Values are to be determined.  Please provide your analysis as to how the use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 14e-1(b).  Please also confirm, if true, that Independent Bank will not consider adjusting the pricing formula, Exchange Value, or Early Tender Premium Value after the exchange ratio is fixed, or advise us.  In addition, please revise to specifically state whether an extension will affect the Pricing Period or Pricing Date; we note that you state only that you "do not currently expect" that it will.

            Pricing Mechanism

            The Registration Statement incorrectly reflected IBC's intent with respect to the determination and announcement of the final exchange ratios. In fact, IBC intends to determine and announce the final exchange ratios by 9:00 a.m. Eastern Time on the trading day immediately preceding the Effective Date.  As a result, holders of Trust Preferred Securities will be informed of the final exchange ratios prior to the Expiration Date.  The Exchange Offers (and the right to withdraw tendered Trust Preferred Securities) will remain open until 11:59 p.m. Eastern Time on the Expiration Date.  We have revised the relevant disclosures in the Amendment to reflect this procedure.

            This pricing mechanism is the so-called "day 18" pricing mechanism, which means the determination of the final exchange ratio will be based on the arithmetic average of the per share volume weighted average price of IBC's Common Shares for each trading day during a five consecutive trading day period that will end on and include the second trading day preceding the expiration date of the Exchange Offer.  This pricing mechanism is consistent with the terms of similar transactions that were the subject of no-action relief granted by the Staff with respect to Rule 14e-1(b). See TXU Corporation, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 734 (Sept. 13, 2004); and Lazard Frères & Co., SEC No-Action Letter, 1995 WL 476257 (Aug 11, 1995).

            We believe the correction of the error in the Registration Statement regarding the determination and announcement of the final exchange ratios is responsive to your comment.  As revised, we believe the pricing mechanism to be used in the exchange offers complies with Rule 14e-1(b).

Securities and Exchange Commission

Division of Corporation Finance

March 12, 2010

            Determination of Exchange Values

            Each Exchange Value, which represents the dollar value of the consideration (the Common Shares) to be issued by IBC in exchange for each tendered Trust Preferred Security, will be a fixed amount established by IBC prior to the commencement of the exchange offers as the amount IBC is willing to offer in exchange for the tendered Trust Preferred Security.  We have added information regarding the determination of these fixed Exchange Values to the Amendment.  Please see page 4.

            Adjustments After Determination of Exchange Ratios

            IBC will not adjust the pricing formula, the Exchange Values, or the Early Tender Premium Values after the exchange ratios have been fixed (unless the exchange offers are revised, in which case the offer period will be extended in accordance with the Commission's regulations).

            Extensions of Exchange Offer

            The Amendment has been revised to address your concern about the effect of an extension on the Pricing Period and Pricing Date.

5.         We note that you will provide an Early Tender Premium Value.  Please revise to further describe how these amounts will be calculated.  Please advise us as to how you are complying with the best price requirement in Rule 13e-4(f)(8)(ii).  In addition, please advise as to how you are complying with Rule 14e-1(b), which requires that at least ten business days remain in the offer after notice of an increase or decrease in consideration.  Further, please revise to clarify that payment of the Early Tender Premium Value will be made promptly after expiration, or advise us.

            Each Early Tender Premium Value will be a fixed amount established by IBC as the additional amount (premium) IBC is willing to offer in exchange for each tendered Trust Preferred Security tendered by the Early Tender Premium Deadline.  We have added information regarding the determination of the fixed Early Tender Premium Value to the Amendment.  Please see page 4.

As noted in response to Staff Comment No. 3 above, because we believe the exchange offers are not subject to Rule 13e-4, the best price requirement of Rule 13e-4(f)(8)(ii) is not applicable.

Securities and Exchange Commission

Division of Corporation Finance

March 12, 2010

Rule 14e-1(b) under the Exchange Act requires a tender offer to remain open for at least 10 business days after the bidder announces a change in the consideration offered.  The consideration offered for each Trust Preferred Security tendered in the exchange offers is a fixed dollar value, payable in Common Shares.  The consideration offered will be specified and fixed at the commencement of the exchange offers, as will be the formula for valuing the Common Shares for purposes of determining the number of Common Shares to be issued.  We do not believe the announcement of the final exchange ratios constitutes a change in the consideration offered within the meaning of Rule 14e-1(b).

The Early Tender Premium Value will be paid at the same the Exchange Value is paid, promptly after the Expiration Date. We have clarified this in the Amendment. Please see page 12.

6.         Please revise to clarify whether the offer is for any and all of each class of Trust Preferred Securities or if it is a partial offer.  We note that you state that the offer is for "any and all" of the Trust Preferred Securities; however, because of the limitation on the number of common shares that you will issue, the offer may result in the acceptance of securities on a pro rata basis.  In addition, please revise to clarify whether the acceptance will be on a pro rata basis with respect to each class of security.

            IBC has complied with the Staff's request by (a) clarifying that the offer is for any and all of each class of the Trust Preferred Securities, subject to proration as described in the Amendment, and (b) adding information regarding the proration mechanism.  Please see page 111.

Forward-Looking Statements, page 2

7.         Move this section to somewhere after the Risk Factors section.

            IBC has complied with the Staff's request by moving the "Forward Looking Statements" section to page 26 of the Amendment.

Questions and Answers About the Exchange Offers

Are the exchange offers subject to any minimum tender or other conditions, page 6

8.         Please revise throughout your document to state that the conditions regarding shareholder approval have been satisfied, as disclosed in your Form 8-K filed on January 29, 2010.

Securities and Exchange Commission

Division of Corporation Finance

March 12, 2010

            IBC has complied with the Staff's request by revising its disclosure throughout the Amendment to reflect the fact that the conditions regarding shareholder approval have been satisfied.

Summary

Summary of the Terms of the Exchange Offers, page 11

9.         We note your Form 8-K filed December 23, 2009 announcing your receipt of the NASDAQ notification.  Please include the information contained in the Form 8-K and related press release in the summary, rather than stating that it "is possible that [your] common stock will be delisted from Nasdaq."

            IBC has complied with the Staff's request by including information contained in IBC's Form 8-K and related press release (regarding NASDAQ delisting notification) in the Amendment.  Please see pages 14, 22, and 121 of the Amendment.

Is there a maximum amount of trust preferred securities that may be exchanged in the exchange offers?, page 11

10.       Please add disclosure similar to that on page 121 that indicates the maximum number of shares of common stock that will be issued in exchange for each class of subject security.

            IBC has complied with the Staff's request by adding disclosure regarding the maximum number of Common Shares that will be issued in exchange for each class of Trust Preferred Security.  Please see page 4 of the Amendment.

Business

Supervision and Regulation, page 86

11.       You may not qualify this discussion by reference to the particular statutes and regulations.  Revise to eliminate the qualification and indicate that all material information is discussed.

            IBC has complied with the Staff's request by eliminating the qualification and indicating that all material information is discussed.  Please see page 73 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

March 12, 2010

Proration, page 121

12.       We note that you state that you will determine the final prorationing factor "as soon as promptly as practicable" after the expiration date.  Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities "promptly" after the termination of the offer.

            As noted in response to Staff Comment No. 6 above, IBC has revised the Amendment to add further information regarding the proration mechanism.  Please see page 111 of the Amendment.

13.       Please revise to clarify whether these amounts include the shares that will be issued in connection with the Early Tender Premium Value.

            IBC has complied with the Staff's request.   Please see page 111 of the Amendment.

Conditions of the Exchange Offers, page 121

14.       Please refer to the last paragraph relating to your failure to exercise any of the rights described in this section.  This language implies that once a condition is triggered, you must decide whether or not to assert it.  Please note that when a condition is triggered and you decide to proceed with the offer anyway, the Staff believes that this constitutes a waiver of the triggered condition.  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so.  Please confirm your understanding supplementally, or revise your disclosure.

            IBC confirms its understanding that if a condition is triggered and IBC decides to proceed with the offer anyway, that this will constitute a waiver of the triggered condition.  IBC also confirms its understanding that depending on the materiality of the waived condition and the number of days remaining in the offer, IBC may be required to extend the offer and recirculate new disclosure to security holders.

Expiration Date; Extension; Termination; Amendment, page 122

15.       Please revise the second-to-last paragraph to clarify that the offer will remain open for at least five business days after notice of a material change in the offer.

Securities and Exchange Commission

Division of Corporation Finance

March 12, 2010

            IBC has complied with the Staff's request by revising this paragraph to clarify that the Exchange Offer will remain open for at least five business days after notice of a material change.  Please see page 113 of the Amendment.

Item 21.  Exhibits and Financial Statement Schedules

16.       Please file the dealer manager agreement and the letter of transmittal and other documents related to the exchange offer as exhibits to the registration statement.

            Please see our response to Staff Comment No. 1 above.

* * * * *

            IBC has advised us that it acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

                If you should have any questions regarding this letter, please contact the undersigned at (616) 336-6851 or Robert Shuster, Chief Financial Officer of IBC, at (616) 527-9450.

Very truly yours,

Varnum LLP

/s/ Kimberly A. Baber

Kimberly A. Baber

KAB/mjb